UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
File No. 812-
Application for an Order under Section 6(c) of the Investment Company Act of 1940
(the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and
22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and
17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act
The Charles Schwab Family of Funds
Schwab Annuity Portfolios
Schwab Capital Trust
Schwab Investments
Schwab Strategic Trust
Laudus Trust
Charles Schwab Investment Management, Inc.
211 Main Street
San Francisco, CA 94105
Please send all communications regarding the application to:
Catherine MacGregor, Esq.
Charles Schwab Investment Management, Inc.
211 Main Street
San Francisco, CA 94105
with a copy to:
Douglas P. Dick, Esq.
Adam T. Teufel, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006
Page 1 of 25 sequentially numbered pages (including exhibits).

As filed with the Securities and Exchange Commission on June 17, 2024

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
In the Matter of
The Charles Schwab Family of Funds Schwab Annuity Portfolios Schwab Capital Trust Schwab Investments Schwab Strategic Trust Laudus Trust Charles Schwab Investment Management, Inc.	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.
File No. 812-
I.   INTRODUCTION
The Charles Schwab Family of Funds, Schwab Annuity Portfolios, Schwab Capital Trust, Schwab Investments, Schwab Strategic Trust, and Laudus Trust (each a “Trust” and collectively, the “Trusts”), and Charles Schwab Investment Management, Inc. (“CSIM” or the “Adviser”1 and, together with the Trusts, the “Applicants”) hereby file this application, as amended (the “Application”), for an order (“Order”) of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act.2 Applicants request that the Order requested herein apply not only to existing and future series of the Trusts, but also to other existing or future open-end management investment companies registered under the 1940 Act and series thereof (each a “Fund,” and together, the “Funds”) that are advised by the Adviser and either are actively managed or track the performance of an index. The Funds will comply with the terms and conditions of the Application.
Applicants request an Order that would permit (i) a Fund, no shares of which are listed for trading on an exchange (a “Mutual Fund”), to offer a class of exchange-traded shares (each such class, an “ETF Class,” and such shares, “ETF Shares”) in addition to classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”); and (ii) a Fund, shares of which are listed for trading on an exchange (an “ETF”), to offer one or more Mutual Fund Class(es) and Mutual Fund Shares in addition to an ETF Class and ETF Shares. The Order would provide Funds with two broad categories of relief: 1) the relief necessary to permit or continue, as applicable, standard ETF operations consistent with

1 The term “Adviser” includes (i) CSIM and (ii) any entity controlling, controlled by or under common control with, CSIM or its successors. For the purposes of the Order requested herein, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.
2 All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application.

Rule 6c-11 under the 1940 Act (“ETF Operational Relief”) and 2) the relief necessary for a Mutual Fund to offer an ETF Class (“ETF Class Relief”) and for an ETF to offer one or more Mutual Fund Class(es) (“Mutual Fund Class Relief” and, together with the ETF Class Relief, “Share Class Relief”).
Pursuant to the ETF Operational Relief, the Order would permit (i) ETF Shares of the Funds to be or continue to be, as applicable, listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices, rather than at the ETF Shares’ next-determined net asset value (“NAV”) per share; (ii) ETF Shares to be or continue to be, as applicable, issued and redeemed in “Creation Units,” as defined in Rule 6c-11, except with respect to the Exchange Privilege (as defined and discussed in the “Legal Analysis and Discussion” section below); (iii) certain affiliated persons of a Fund to purchase Creation Units with (or redeem Creation Units for) “Baskets,” as defined in Rule 6c-11; and (iv) certain Funds that include foreign investments in their Baskets to pay redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Funds with the same relief as contained in Rule 6c-11, subject to the same conditions contained in Rule 6c-11.
Pursuant to the Share Class Relief, the Order would permit a Fund to offer both an ETF Class and one or more Mutual Fund Classes. This multi-class structure would comply with Rule 18f-3 under the 1940 Act, except for certain ways in which an ETF Class and Mutual Fund Class would have different rights and obligations, as described below.
II.   THE APPLICANTS
A.
The Trusts

Each of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios and Laudus Trust, is organized as a business trust under the laws of Massachusetts, and Schwab Strategic Trust, is organized as a statutory trust under the laws of Delaware. Each Trust is registered with the Commission as an open-end management investment company under the 1940 Act. Each Trust is organized as a series fund and has multiple series (except Laudus Trust which currently only has one series) pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), and the 1940 Act.
The Funds that initially would rely on the relief are separate investment portfolios of the Trusts and pursue individual investment objectives and strategies. Each Fund will choose to offer an ETF Class and one or more Mutual Fund Classes only when the applicable Board of Trustees of the Fund (the “Board”), including the trustees who are not interested persons of the Fund under Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), determines that such multi-class structure is in the best interest of the ETF Class and each Mutual Fund Class individually, and the Fund as a whole. Most Fund shareholders are long-term investors. The investor base for the Funds reflects a variety of shareholder types, including direct retail investors, clients represented by independent financial advisors, broker-dealers, employer-sponsored retirement plans (in the case of the Mutual Funds), or other intermediaries (“Financial Intermediaries”), and institutional investors.

B.
The Adviser

The Adviser is a Delaware corporation with its principal place of business in San Francisco, California. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser serves or will serve as the investment adviser to each Fund pursuant to an advisory agreement between the applicable Trust and the Adviser. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.
III.   BACKGROUND
In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) permitting Vanguard to offer certain index-based open-end management investment companies with mutual fund classes and exchange-traded classes.3 In 2003, the Commission amended the original exemptive order to expand the relief to cover additional domestic equity index funds.4 Also in 2003, the Commission granted an exemptive order to permit Vanguard to offer international equity index funds with mutual fund classes and exchange-traded classes.5 Finally, in 2007, the Commission granted an exemptive order to permit Vanguard’s bond index funds to offer mutual fund classes and exchange-traded classes.6 Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become one of the major sponsors of index-based ETFs.7
In 2019, the Commission adopted Rule 6c-11 under the 1940 Act to provide the exemptive relief necessary under the 1940 Act to permit ETF operations.8 However, the Commission determined not to provide the necessary exemptive relief to allow for ETF Classes as part of Rule 6c-11. The Adopting Release explains that ETF Class Relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with “Authorized Participants,” as defined in Rule 6c-11, on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the costs.9
The Commission concluded that a fund seeking to offer an ETF class and mutual fund classes should request relief through the exemptive application process so that the Commission

3 Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order). The Commission itself, as opposed to the Commission staff acting under delegated authority, considered the original Vanguard application and determined that the relief was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. In the process of granting the order, the Commission also considered and denied a hearing request on the original application, as reflected in the final Commission order.
4 The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).
5 Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).
6 Vanguard Bond Index Funds, Investment Company Act Release Nos. 27750 (Mar. 9, 2007) (notice) and 27773 (April 2, 2007) (order).
7 Source: Morningstar as of December 31, 2023.
8 Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (“Adopting Release”).
9 Adopting Release at 122-123.

may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.10
IV.   IN SUPPORT OF THE APPLICATION
Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below. As noted, the investor base for the Funds reflects a variety of shareholder types, including direct retail investors, clients represented by independent financial advisors, broker-dealers, employer-sponsored retirement plans (in the case of the Mutual Funds), or other intermediaries, and institutional investors. Applicants continue to see demand for ETFs to help investors meet their distinct financial goals and look for opportunities to grow their lineup with innovative strategies that offer choice, value, and new opportunities to help meet the evolving needs of investors. Applicants are committed to providing customers choice in the investment products they offer.
Many retirement or “401(k)” plans do not offer ETFs to their plan participants because retirement plan administrators are often unable to accommodate investments with intra-day trading, and so such retirement plan investors often invest in mutual funds. If the relief sought by this Application were granted, Mutual Fund Shares offered by an ETF could be made available to those retirement plan participants on those retirement plan platforms, which could be beneficial to ETF Class and Mutual Fund Class shareholders of a Fund. All Fund shareholders would benefit from the potentially significant asset growth and economies of scale that could result from the addition of an ETF Class offering to the retirement plan distribution channel. Such asset growth could make it possible for a Fund’s shareholders to realize the benefits of breakpoints, if any, in the Fund’s fee schedule and for a Fund to spread fixed costs over a larger asset base, driving economies of scale to the benefit of all shareholders. Similarly, the ability to add an ETF Class to a Mutual Fund would allow a Fund that already has access to the retirement distribution channel to attract assets from investors seeking access to the same strategy through an ETF.
Applicants believe that the multi-class structure will allow an investor to choose the manner in which such investor wishes to hold interests in a Fund based on the share class characteristics that are most important to that investor. Before a Fund offers both Mutual Fund Classes and an ETF Class, the Board, including the Independent Trustees, will find that the multi-class structure is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole. As required by Rule 18f-3, before any Board vote on a multi-class plan including an ETF Class and one or more Mutual Fund Classes, the trustees will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.
Each Fund’s operations will be subject to ongoing monitoring, including monitoring by the Adviser of brokerage and other costs associated with portfolio transactions, cash drag, and the tax efficiency of the Fund, as well as data concerning inflows and outflows on a per class basis. In the event that the Adviser identifies material issues in the functioning of a Fund’s multi-class structure, the Adviser will notify the Board or a designated committee (“Committee”) thereof and present recommendations for appropriate remedial measures to the Board or Committee for its consideration. The Board or Committee will then decide whether to take any corrective action.

10 Adopting Release at 124.

Potential actions may include, but are not limited to, refining the process to leverage the scale, efficiency, and flexibility of the multi-class structure and manage flows, cash balances, and portfolio rebalances with in-kind transactions and efficient rebalancing, modifying the Fund’s investment strategy, liquidating or combining one or more classes of the Fund, and restructuring a Fund’s ETF Class or Mutual Fund Class as shares of a separate Fund that offers only an ETF Class or one or more Mutual Fund Classes but is otherwise identical to the Fund (i.e., has the same Adviser, Board, investment objective(s) and fundamental investment policies). The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations. The Board or Committee may consider additional corrective measures if deemed necessary.
Each Fund’s registration statement also will clearly describe the multi-class structure, including the key characteristics of, and any risks associated with, the multi-class structure, such as the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Investors therefore will be able to assess whether they wish to invest in the Fund, and through which type of class.
A.
Benefits of an ETF Class for Mutual Fund Class Shareholders

Applicants believe that an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.
First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio transaction costs. This could be particularly true through the use of the custom basket flexibility permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow a Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund, which could help shareholders defer capital gains to the extent that portfolio adjustments and cash redemptions by a Mutual Fund Class require the sale of portfolio securities. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders contributing to the Fund’s ability to achieve asset growth that could make it possible for a Fund’s shareholders to realize the benefits of breakpoints, if any, in the Fund’s fee schedule and for a Fund to spread fixed costs over a larger asset base, driving economies of scale to the benefit of all shareholders.
As described in greater detail below, Applicants also believe that an exchange feature could allow Mutual Fund shareholders to exchange Mutual Fund Shares for ETF Shares, or ETF shareholders to exchange ETF Shares for Mutual Fund Shares, without adverse consequences to the Fund. To the extent that some existing Mutual Fund shareholders would prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares into the ETF Class of the same Fund rather than redeeming their Mutual Fund Shares and buying shares of another ETF. The inverse is true with respect to ETF shareholders that may prefer to hold Mutual Fund Shares. In so doing, the exchanging shareholder could save on transaction costs and defer potential tax consequences that may otherwise be incurred in redeeming their Mutual Fund Shares and buying separate ETF Shares (or vice versa), and the Fund (and thus other shareholders)

may also save on transaction costs and potential tax consequences that could otherwise arise if the Fund needed to sell portfolio securities (a potential tax realization event for all Fund shareholders) to raise cash to satisfy the redemption of Shares.
In addition, the ETF Class would represent an additional distribution channel for a Fund that could lead to additional asset growth and economies of scale. ETFs are an increasingly popular choice for investors and may attract additional investment to a Fund. Having higher assets under management and a performance history or track record can be an important factor in whether a Fund may qualify for placement on distribution platforms maintained by Financial Intermediaries. The addition of a new share class to an existing Fund can benefit existing shareholders by allowing, among other things, the Fund’s fixed expenses to be spread over a larger asset base. The Commission previously recognized these benefits when considering the adoption of Rule 18f-3.11
Although the Funds are intended for long-term investors, ETF Shares also could allow certain investors to engage in more frequent trading without disrupting the Fund’s portfolio. For example, models that rebalance periodically could trade in and out of the ETF Class on the secondary market. Similarly, to the extent holders of Mutual Fund Shares want to engage in tax-loss harvesting following a market decline, such shareholders could exchange Mutual Fund Shares for ETF Shares and then trade more frequently in the secondary market. Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.
B.
Benefits of a Mutual Fund Class for ETF Class Shareholders

Applicants believe that a Mutual Fund Class would offer the following significant benefits to shareholders in a Fund’s ETF Class.
First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to rebalance the portfolio. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of all shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.
Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions through the ETF Class, which could promote arbitrage efficiency and smaller spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class can be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets

11 See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (the “Rule 18f-3 Adopting Release”) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”)

contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and smaller spreads in connection with the trading of ETF Shares in the secondary market by the Authorized Participants and could make the Fund more attractive, thus increasing overall fund assets.12
With respect to existing Mutual Funds, an ETF Class would permit investors that prefer the ETF structure to gain access to established Funds’ investment strategies. Many Funds have a well-established track record. For those investors who prefer investing in ETFs and are interested in existing Funds, an ETF Class could be an attractive investment opportunity. Having higher assets under management and a performance history or track record can be an important factor in whether a Fund may qualify for placement on distribution platforms maintained by Financial Intermediaries. An ETF Class of an existing Fund (or a Mutual Fund Class of an existing Fund that is an ETF) could benefit from pre-existing assets and performance, which could improve the availability of the Fund to investors. This could help a Fund achieve asset growth that could make it possible for a Fund’s shareholders to realize the benefits of breakpoints, if any, in the Fund’s fee schedule and for a Fund to spread fixed costs over a larger asset base, driving economies of scale to the benefit of all shareholders.
Applicants also believe that the establishment of an ETF Class as part of an existing Fund could lead to cost efficiencies. In terms of Fund expenses, an ETF Class could have initial and ongoing advantages for its shareholders. As an initial matter, Applicants expect that shareholders of an ETF Class of a Fund that already has substantial assets could immediately benefit from economies of scale. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.13
Finally, tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class also may accelerate the development of an ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF shareholders.
C.
Adopting Release Concerns about ETF Classes

The Adopting Release indicates that ETF classes raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with other classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share.
With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: 1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; 2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and 3) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Adviser and the Board in determining whether a Fund should offer both Mutual Fund Classes and an ETF Class.

12 Adopting Release at 83.
13 Supra footnote 11.

In terms of brokerage and other costs in connection with portfolio transactions, Funds will be chosen where the Adviser believes shareholders of all classes will benefit from the scale, efficiency, and flexibility of the multi-class structure, and shareholder flows, cash balances, and portfolio rebalances can be managed holistically with in-kind transactions and efficient rebalancing to the mutual benefit of shareholders of all classes, significantly reducing the potential risk to the ETF Class, which will be clearly disclosed.
As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through a stand-alone ETF. At times, an active ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in new positions. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF Class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the active manager might have incurred if otherwise forced to liquidate holdings to reposition the portfolio. Having both cash inflows and in-kind creation unit activity permits a Fund’s portfolio management team to manage the Fund’s investment program from a tax perspective as well.
With respect to the issue of cash drag, Funds will be chosen where the Adviser believes cash balances (if needed) can be efficiently raised and equitized and/or are often part of the portfolio management strategy, and Mutual Fund Class cash flows can be efficiently used to effect rebalances. In addition, most investors in existing Funds are long-term investors. As a result, Applicants do not expect the Mutual Funds that would offer an ETF Class or ETFs that would offer Mutual Fund Classes to maintain cash balances at a level that would cause any significant adverse impact on Fund performance.
Finally, the tax management of a Fund portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could limit a Fund’s realization of capital gains and reduce the unrealized capital gains for the Fund’s portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes. In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio (as described in connection with transaction costs above) or to pay dividends and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings.
A portfolio manager also may engage in careful tax management through portfolio transactions and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies, where the realization of some capital gains can occur in connection with portfolio management activity rather than as a result of cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by the Rule 6c-11, ETF classes do not provide daily portfolio transparency.14 Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of investment companies that offer an ETF class and, consistent with the requirements of Rule 6c-11, Applicants will publish the portfolio of each Fund that offers an ETF Class on a daily basis. Currently, the Funds operated as Mutual Funds make portfolio holdings information available to shareholders with a lag. The Adviser would only utilize a multi-class structure in reliance on the requested Order where the Adviser believes that displaying the portfolio holdings of the Fund on a daily basis would not negatively impact the shareholders.
Taking into account the Commission’s concerns in the Adopting Release, Applicants have proposed conditions to the relief that will ensure that the Adviser and the Board focus on these issues with the initial approval and on an ongoing basis. Applicants also will include appropriate disclosure in a Fund’s registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.
V.   REQUEST FOR EXEMPTIVE RELIEF
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.
Applicants believe that the requested relief described in this Application meets these standards.
VI.   LEGAL ANALYSIS AND DISCUSSION
A.
ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same conditions contained in Rule 6c-11. Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on an Exchange and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with Mutual Fund Shares and ETF Shares would not meet this definition.

14 Adopting Release at footnote 433.

In addition, the Funds may offer an “Exchange Privilege” that would allow shareholders to exchange bilaterally among a Fund’s Mutual Fund Class(es) and its ETF Class (“Exchange Privilege”). The Exchange Privilege will conform with Section 11(a) of the 1940 Act. In particular, any exchange would occur at the relative NAVs of the respective securities. To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the 1940 Act. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of Mutual Fund Shares and ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” a Fund that permits a shareholder of Mutual Fund Shares to acquire (or redeem) individual ETF Shares directly from (or to) the Fund through the Exchange Privilege may not satisfy this definition.
Although Applicants otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.
1.
Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately such holder’s proportionate share of the issuer’s current net assets, or the cash equivalent.
Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. Rule 6c-11(b)(1) resolves this issue for exchange-traded funds relying on Rule 6c-11 by specifically providing that an exchange-traded fund share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, except that a Fund will list only one class of its shares on an Exchange and may offer an Exchange Privilege, Applicants request an Order under Section 6(c) granting an exemption from Sections 2(a)(32) and 5(a)(1) to permit a Fund to register as an open-end management investment company and, except as otherwise permitted by Rule 6c-11, redeem ETF Shares in Creation Units only.
2.
Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.
Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-

determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.
3.
Section 22(e) of the 1940 Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.
Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.
4.
Sections 17(a)(1) and 17(a)(2) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.
Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between exchange-traded funds and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit the Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.
B.
Share Class Relief

In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the 1940 Act in order for a Mutual Fund to offer an ETF Class and for an ETF to offer one or more Mutual Fund Classes.
1.
Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act

Section 18(f)(1) of the 1940 Act provides that “it shall be unlawful for any registered open-end investment company to issue any class of senior security or to sell any senior security of which it is the issuer” with exceptions not here relevant. The term “senior security” is defined in Section 18(g) to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends,” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”
Section 18(f)(1) was enacted to protect investors from abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.15 The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.
In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.16 Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.
Applicants have identified various ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Units. Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not, thus the benefits of an ETF (trading any time during market hours with advanced trading features, such as limit and stop loss orders) will only be available to the ETF Shares. Third, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fourth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will be the ex-dividend date, whereas due to current Exchange requirements, the declaration date for ETF Shares would generally be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this regard). Fifth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), dividends on the Mutual Fund Shares are expected to be paid by the business day after ex-dividend date, whereas the payment date for ETF Shares is expected to be several days after the ex-dividend date.
2.
Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the concerns at which Section 18 is directed — i.e., excessive leverage, conflicts of interest, and investor confusion.
(a)
Leverage

The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.

15 See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 13, 1993) (proposing release) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3dSess. 265-75, 1025-37 (1940)).
16 See supra footnote 11.

(b)
Conflicts of Interest

While having more than one class of shares creates the potential for conflicts of interest between the classes, Applicants do not believe that the potential conflicts that could arise with respect to an ETF Class of a Mutual Fund or a Mutual Fund Class of an ETF are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and the framework is currently utilized by many registered investment companies in the asset management industry. The Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.
(i)
Potential conflicts of interest resulting from different classes declaring dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, the dividend declaration date for Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.
(ii)
Potential conflicts of interest resulting from different classes paying/reinvesting dividends on different days.

Although Mutual Fund Shares and ETF Shares may both pay dividends, dividends on Mutual Fund Shares are expected to be paid by the business day after the ex-dividend date and can be automatically and immediately reinvested in additional Mutual Fund Shares at the NAV on the ex-dividend date, while the payment date for ETF Shares is expected to be several days after the ex-dividend date and ETF Class shareholders will not be able to reinvest their dividends until several days after the ex-dividend date. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.
As a result of the difference in when dividends are paid, Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who reinvest will be “out of the market” for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules results in a conflict between the share classes nor is inconsistent with the purposes underlying Section 18 of the 1940 Act for the following reasons:
•
As noted above, Applicants do not believe the potential performance difference will be significant.

•
Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

•
Section 18 does not guarantee equality of performance among different classes of the same Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences are far greater than the performance differences that will result from different classes having different dividend payment dates.

•
The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

•
The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

(iii)
Potential inequitable voting power.

As noted, Section 18(i) provides that “every share of stock . . . issued by a registered management investment company . . .shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class Shareholder in the days immediately following an ex-dividend date.
Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per each share or dollar of NAV (number of shares owned multiplied by the NAV per share) and a fractional vote per each fractional share or dollar amount. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would be affected.
(iv)
Cross-Subsidization.

As discussed above in section IV.C. of the Application, the Commission has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund

Classes could impact a Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes. However, Applicants note as an initial matter that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Fund as a general matter, a benefit that would be shared by all Fund shareholders.
Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multi-class plan for a Fund is in the best interests of each class individually and of the Fund as a whole.
Applicants generally propose to take the same approach with respect to a Fund that would offer a Mutual Fund Class (or Mutual Fund Classes) and an ETF Class. In light of the Commission’s concerns, however, Applicants propose several conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter.17 As noted above, based on the characteristics of certain Funds and the Adviser’s historical investment approach, Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of certain Funds would benefit from the multi-class structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.
(c)
Investor Confusion

While Applicants believe the potential for investor confusion is limited, Applicants intend to take the steps described below, which Applicants believe will minimize or eliminate any potential for investor confusion. Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are consistently among the highest volume securities on the Exchange on which they trade. Applicants believe that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF classes. As

17 The Commission has previously acknowledged the role oof an open-end investment company’s board in guarding against cross-subsidization between classes. See Rule 18f-3 Adopting Release (“Consistent with its oversight of the class system and its independent fiduciary obligations to each class, the board must monitor the use of waivers or reimbursements to guard against cross-subsidization between classes.”)

the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.18 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF classes, the Commission did consider the disclosure requirements that apply to ETF classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF classes.19 Applicants also believe that it is extremely unlikely that any investor acquiring Mutual Fund Shares or ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.
Applicants will take numerous steps to ensure that investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.
•
Different products, different names.   All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the Adviser, indicating that the shares are exchange-traded, rather than the Fund name.

•
Separate prospectuses.   There will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.20

•
Prominent disclosure in the ETF Shares Prospectus.   The cover and summary section of a Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

•
Disclosure about the Exchange Privilege.   To the extent Mutual Fund Shares may be exchanged for ETF Shares through the Exchange Privilege, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege. To the extent ETF Shares may be exchanged for Mutual Fund Shares through the Exchange Privilege, a Fund’s ETF Shares prospectus will contain appropriate disclosure about the Mutual Fund Shares and the Exchange Privilege.

•
No reference to ETF Shares as a mutual fund investment.   The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Fund but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

•
Disclosure regarding dividends.   The prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if elected) may not occur until several days after the ex-dividend date.

•
Educational material.   The Adviser will provide plain English disclosure on the Funds’ website about ETF Shares and how they differ from Mutual Fund Shares.

18 Adopting Release at 116.
19 Adopting Release at 124.
20 In addition, Applicants note that rule and form amendments recently adopted by the Commission will, effective July 24, 2024, require open-end investment companies with multiple classes to prepare and transmit to each shareholder a shareholder report that includes only the class in which the shareholder invested.

Applicants believe that the efforts outlined above will ensure that interested investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.
C.
PRECEDENT

As noted above, the Commission has granted the requested relief on four previous occasions, as reflected in the Vanguard Orders.21 Although Applicants seek the same relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to ETF Class Relief. Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both Mutual Fund Classes and an ETF Class and to evaluate this structure on an on-going basis. In addition, a new condition will require the Applicants to provide the information necessary for shareholders to fully inform themselves of the characteristics of a Fund’s multi-class structure.
VII.   CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.
A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the 1940 Act, except that a Fund will list only one class of its shares on an Exchange and may offer an Exchange Privilege.

2.
A Fund will comply with Rule 18f-3 under the 1940 Act, except to the extent that the ETF Class and Mutual Fund Class have different rights and obligations as described in the Application. As required by Rule 18f-3, before the first issuance of ETF Shares by a Mutual Fund or of Mutual Fund Shares by an ETF, and before any material amendment of a written plan under Rule 18f-3 to include an ETF Class or Mutual Fund Class, as applicable, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole. As required by Rule 18f-3, before any vote on a plan including an ETF Class and one or more Mutual Fund Class, the trustees shall request and evaluate, and any agreement relating to the class arrangement shall require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

3.
To assist in the initial Board consideration of the addition of an ETF Class or Mutual Fund Class to a Fund, the Adviser shall prepare a written memorandum for the Board evaluating the appropriateness of the ETF Class or Mutual Fund Class, as applicable, in light of the specific circumstances of the Fund and the investment strategy of the Fund. The Adviser shall provide information that the Board deems relevant to the Board’s consideration of the ETF Class or Mutual Fund Classes, as applicable, on an initial and ongoing basis.

4.
Each Fund that issues an ETF Class and on or more Mutual Fund Classes will include appropriate disclosure in its registration statement regarding the key characteristics of, and any risks associated with, the multi-class structure, including the potential that

21 See supra footnotes 3-6.

transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.
VIII.   PROCEDURAL MATTERS
Applicants file this application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application should be directed and copied to the persons listed on the cover page of the Application.
In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Applicants have attached copies of the resolutions relating to the respective authorizations. Applications also have attached the verifications required by Rule 0-2(d) under the 1940 Act.
In accordance with rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Order without holding a hearing.
IX.   CONCLUSION
Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by the Applicants. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act.
Applicants have caused this Application to be duly signed on their behalf on June 17, 2024.
[Signatures Appear on the Following Page]

Dated: June 17, 2024
The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, and Schwab Strategic Trust
By: /s/ Omar Aguilar Name: Omar Aguilar Title: Chief Executive Officer, President, and Chief Investment Officer
Charles Schwab Investment Management, Inc.
By: /s/ Omar Aguilar Name: Omar Aguilar Title: Chief Executive Officer, President, and Chief Investment Officer

AUTHORIZATION
The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust,
Schwab Annuity Portfolios, Laudus Trust, and Schwab Strategic Trust
In accordance with Rule 0-2(c) under the 1940 Act, Omar Aguilar, in his capacity as Chief Executive Officer, President, and Chief Investment Officer of each of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, and Schwab Strategic Trust (each a “Trust” and collectively, the “Trusts”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of each Trust pursuant to general authority as the Chief Executive Officer, President, and Chief Investment Officer of each Trust and pursuant to the following resolution adopted by the Boards of Trustees of the Trusts on June 6, 2024:
RESOLVED, that the Boards of Trustees of Laudus Trust, Schwab Capital Trust, Schwab Investments, The Charles Schwab Family of Funds, Schwab Annuity Portfolios, and Schwab Strategic Trust (collectively, the “Trusts”) hereby approve the exemptive application as presented at this meeting, with such changes as may be recommended by Fund Counsel; and
FURTHER RESOLVED, that the officers of the Trusts be, and they hereby are, authorized to take all actions, including making necessary filings with the U.S. Securities and Exchange Commission, which they may deem to be necessary or appropriate with the advice of counsel to effectuate the intent of the foregoing resolution.
The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, and Schwab Strategic Trust
By: /s/ Omar Aguilar Omar Aguilar June 17, 2024

AUTHORIZATION
Charles Schwab Investment Management, Inc.
In accordance with Rule 0-2(c) under the 1940 Act, Omar Aguilar states that all actions necessary to authorize the execution and filing of this Application by Charles Schwab Investment Management, Inc. have been taken, and that as Chief Executive Officer, President, and Chief Investment Officer thereof, he is authorized to execute and file the same on behalf of Charles Schwab Investment Management, Inc.
Charles Schwab Investment Management, Inc.
By: /s/ Omar Aguilar Omar Aguilar June 17, 2024

VERIFICATION
The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust,
Schwab Annuity Portfolios, Laudus Trust, and Schwab Strategic Trust
The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of each of The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, and Schwab Strategic Trust, that he is the Chief Executive Officer, President, and Chief Investment Officer of each such entity and as such is authorized to sign this Application on each entity’s behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.
The Charles Schwab Family of Funds, Schwab Investments, Schwab Capital Trust, Schwab Annuity Portfolios, Laudus Trust, and Schwab Strategic Trust
By: /s/ Omar Aguilar Omar Aguilar June 17, 2024

VERIFICATION
Charles Schwab Investment Management, Inc.
The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Charles Schwab Investment Management Inc., that he is the Chief Executive Officer, President, and Chief Investment Officer of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information, and belief.
Charles Schwab Investment Management, Inc.
By: /s/ Omar Aguilar Omar Aguilar June 17, 2024